EXHIBIT 12

PRIME MEDICAL SERVICES, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, 2001, 2000 AND 1999

($ in thousands)

	Years Ended December 31,
	2003	2002	2001	2000	1999
Income (loss) before income taxes
and after minority interests	$8,890	$795	$(22,979)	$17,383	$24,471
Undistributed equity income	--	--	(271)	(274)	(583)
Minority interest income of subsidiaries
with fixed charges	10,996	8,910	9,350	11,684	3,726

Adjusted earnings	19,886	9,705	(13,900)	28,793	27,614

Interest on debt	8,991	9,697	10,983	10,563	9,408
Debt issuance costs	257	1,069	163	173	566

Total fixed charges	9,248	10,766	11,146	10,736	9,974

Total available earnings
before fixed charges	$29,134	$20,471	$(2,754)	$39,529	$37,588

Ratio	3.2	1.9	(0.2)	3.7	3.8